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Exhibit 99G

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference, in the Registration Statement (Form F-10/A No. 333-120043), of our report dated February 24, 2004 with respect to the consolidated financial statements of Agnico-Eagle Mines Limited as at December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, included in the Annual Report (Form 20-F/A) for 2003 filed with the Securities and Exchange Commission.

Toronto, Canada January 14, 2005	(signed) Ernst & Young LLP Chartered Accountants

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CONSENT OF INDEPENDENT AUDITORS